EXHIBIT 99.1

Azul Announces Launch of Offering of Senior Secured Notes due 2031

São Paulo, January 28, 2026 – Azul S.A., (B3: AZUL53; OTC: AZULQ) (“Azul” or “Company”) announces today that its subsidiary, Azul Secured Finance LLP, a Delaware limited liability partnership, has launched a private offering of Senior Secured Notes due 2031 (“Notes”). The offering of the Notes is intended to provide exit financing in connection with the Company’s Chapter 11 proceedings and to support the implementation of its comprehensive and permanent restructuring plan to optimize its capital structure and increase its liqudiity position.

The Notes will be guaranteed by the Company and its subsidiaries Azul Linhas Aéreas Brasileiras S.A., IntelAzul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco Ltd., Azul IP Cayman Ltd. and Azul Conecta Ltda. The Notes will be secured by first-priority liens on a collateral package that comprises certain receivables generated by Azul Fidelidade (Azul’s loyalty program), Azul Viagens (Azul’s travel package business) and Azul Cargo (Azul’s cargo business), and certain brands, domain names and certain other intellectual property used by the Azul airline business, Azul Fidelidade, Azul Viagens and Azul Cargo.

Terms are subject to market and other conditions. There can be no assurance that the offering and sale of the Notes will be entered into and consummated.

The Company intends to use the net proceeds from the offering to repay the outstanding principal amount of its DIP facility and the remainder, if any, for general corporate purposes.

Azul will keep investors and the general market updated on the progress of the offering.

Important Notes

This communication is for information purposes only and it is not and shall not constitute an offer to sell, or solicitation of an offer to buy, Notes or any other securities. There shall be no offering or sale of Notes or other securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

The offering of Notes has not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and Notes may not be offered or sold absent registration under, pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Notes are being offered only to persons reasonably believed to be “qualified institutional buyers” in an offering exempt from registration in reliance on Rule 144A under the Securities Act, and outside the United States in reliance on Regulation S under the Securities Act.

The Notes have not been and will not be issued or placed, distributed, offered, or traded in the Brazilian capital markets and the Notes issuance has not been nor will be registered with the Brazilian Securities Commission (the “CVM”). Any public offering or distribution, as defined under Brazilian laws and regulations, of Notes in Brazil is not legal without prior registration under Law No. 6,385, dated December 15, 1976, as amended, and CVM Resolution No. 160, dated July 13, 2022, as amended. Documents relating to the Notes offering, as well as information contained therein, may not be supplied to the public in Brazil (as the Notes offering is not a public offering of securities in Brazil), nor be used in connection with any offer for subscription or sale of Notes to the public in Brazil. Notes will not be offered or sold in Brazil, except in circumstances, which do not constitute a public offering, placement, distribution, or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

Forward-Looking Statements

This communication includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our securities. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions in light of information currently available to us, they are subject to many significant risks, uncertainties and assumptions, including those factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024 and any other cautionary statements which may be made or referred to in connection with any such estimates and forward-looking statements.

In this communication, the words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Except as required by applicable law, we do not undertake any obligation to update publicly or to revise any forward-looking statements after the date of this communication because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, future events and circumstances discussed in this communication might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

This communication is for information purposes only and, in accordance with applicable law, shall not be construed as an offer to sell or the solicitation of an offer to buy the Notes, or as promotional material for the Notes.

About Azul

Azul S.A. (B3: AZUL53; OTC: AZULQ), the largest airline in Brazil in terms of cities served, offers more than  800 daily flights to 137 destinations. With an operational fleet of around 185 aircraft and over 14,000 crew  members, the company operates a network of 300 direct routes. Azul was named by Cirium (a leading aviation  data analytics company) as the 2nd most punctual airline in the world in 2023. In 2020, Azul was awarded as  the best airline in the world by TripAdvisor, marking the first time a Brazilian airline achieved first place in the Traveller's Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Phone: +55 11 98196-1035

imprensa@voeazul.com.br